The United States
Securities and Exchange Commission

APPENDIX A

APPLICATION AND ANALYSIS OF ASC 805-10-55, DEFINITION OF A BUSINESS,
TO DETERMINE IF A TRANSACTION CONSTITUTES A BUSINESS COMBINATION

In consideration of ASC 805-10-55-4 through 805-10-55-9, Definition of a Business, HDS International Corp. has determined that the transaction with HOEL does not constitute a business combination.  Rather, the integrated transferred set constituted an asset acquisition.

In consideration of ASC 805-10-55-4, the following table illustrates the business elements of the particular integrated transferred set of assets and activities acquired by HDSI on August 16, 2011.

Business Element	Transferred Set of Activities and Assets	Missing Set of Activities and Assets
Input.
• Intellectual property license and associated promotional rights;

• Draft business plan documents;

• Lists of potential customers;

• Prospective project site maps;

• Certain know-how in the possession of Mr. Recachinas, limited to descriptive/qualitative information.

• The addition of Mr. Recachinas as an officer and director of HDSI.

• Technical know-how required to implement or operate the intellectual property.

• Employees with the necessary skills and experience following rules and conventions to create outputs.

• The ability to access to necessary materials.

• Facilities, equipment, office space.

• Ability to access customers or contracts.

Processes.	• Process by Mr. Recachinas by to contact potential customers to arrange prospective meetings.
• Documented processes capable of being applied to the IP to generate revenues.

• Documented processes to enable implementation of the intellectual property.

• Documented formulas of create and provide access to necessary materials.

• Documented systems or prototypes that could be applied to the inputs to create outputs.

• Standards or protocols which when applied to the inputs have the ability to create outputs.

• Conventions which when applied to the inputs have the ability to create outputs.

• Strategic management and operational processes

Output.	• None
• The result of the aforementioned inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants:  biomass and bioproducts.

The United States
Securities and Exchange Commission

In consideration of 805-10-55-5, the integrated set is missing certain essential elements with respect to the ability to create outputs.

Specifically, in consideration of 805-10-55-7, we considered the following:

a.	The integrated set is not conducting planned principal activities.

b.	The integrated set does not include certain employees essential to the ability to generate outputs.

The intellectual property acquired under the license agreement was developed by Alexander Chirkov, Ph.D., M.D., a biophysicist and inventor.  Dr. Chirkov possesses unique and scarce knowledge, attributes, experience and skills that are essential for the integrated set’s ability to produce outputs.

While we are able to promote our intellectual property within our defined geographic territory with potential customers, we require the technical expertise of Dr. Chirkov to answer substantive technical questions posed by the potential customers and to implement the intellectual property to create outputs.

We do not have formulas that we could apply to access certain materials or documented processes, systems, standards, protocols, conventions or that we could apply that would give us the ability to create outputs, and we can only obtain these elements from Dr. Chirkov.

As of August 16, 2011, we have no employment relationship with Dr. Chirkov.  Dr. Chirkov is under no obligation to provide any services to us and is not providing any services to us.  We may be unable to obtain the cooperation or employment of Dr. Chirkov, which prevents our ability to use the integrated set to create outputs.  There is no assurance that any agreement will be possible on reasonable or affordable terms with Dr. Chirkov, if at all.  The information and knowledge of Dr. Chirkov cannot be easily obtained by hiring other experienced management or engineering personnel.

c.	The integrated set’s activities remain in the conceptual phase, and focus on the development of a business including planning to identify and obtain missing essential elements.

The integrated set is not pursuing a plan to produce outputs.

The integrated transferred set is not able, on a stand-alone basis, to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

d.	The integrated set is unable to obtain customers to purchase the outputs without the missing elements.

In consideration of 805-10-55-5 and 805-10-55-8, the missing elements cannot be easily obtained, would require significant costs to obtain and are essential to the ability to produce outputs.  Therefore, market participants would not be capable of acquiring the assets and activities and producing outputs by, for example, integrating the assets and activities within their own inputs and processes.

Based on the analysis above in consideration of ASC 805, the integrated transferred set was not a business and the transaction between HDSI and HOEL constituted an asset acquisition under 805-10-25-1.